15045889

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARCA Capital Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 SE 2 Avenue Suite 2530
(No. and Street)

Miami	Fl	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Perry Carter — 305 416 6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roth, Jonas, Mittelberg & Hartney, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 West Flagler Street, Suite 125	Miami	Fl	33144-2078
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Indra Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARCA Capital Investments, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Caja Caracas Assets Management CV; ARCA International Bank; Caja Caracas Casa de Bolsa; Emilio Antelo;

Caja Caracas International CV; and ARCA Capital S.A.

Signature

President and CEO

Title

Notary Public

PERRY CARTER
MY COMMISSION #FF000026
EXPIRES: MAR 10, 2016
Bonded through 1st State Insurance

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Review Report of Independent Registered Public Acounting Firm.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCA CAPITAL INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2014

ARCA CAPITAL INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2014

ARCA CAPITAL INVESTMENTS, INC.

TABLE OF CONTENTS:

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Arca Capital Investments, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Arca Capital Investments, Inc. as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Arca Capital Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arca Capital Investments, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Arca Capital Investments, Inc.'s financial statements. The supplementary information contained in Schedules I, II and III is the responsibility of Arca Capital Investments, Inc's management. Our audit procedures included determining whether the supplementary information contained in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II and III. In forming our opinion on Schedules I, II and III, we evaluated whether the supplementary information contained in Schedules I, II and III, including its form and content is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, C.P.A.'S, P.A.

Miami, Florida

February 17, 2015

ARCA CAPITAL INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash	$	97,041
Deposits with clearing brokers		1,000,021
Securities owned, at fair value -		
Fixed Income Security		375,000
Foreign Currency (Euro)		36,340
Due from clearing brokers		419,267
Property and equipment, net of accumulated depreciation of $ 72,969		173,438
Note receivable from employee		75,000
Security deposits		112,587
Other assets		88,939
	$	2,377,633
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	178,368
		178,368
Stockholder's equity		
Common stock, $1 par value, 1,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		9,212,246
Accumulated deficit		(7,013,981)
		2,199,265
	$	2,377,633

The accompanying notes are an integral part of these financial statements.

ARCA CAPITAL INVESTMENTS, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2014

Revenues	
Trading income	$ 930,989
Commissions	35,241
Interest and dividend income	24,808
Other miscellaneous income	6,770
	997,808
Expenses	
Employee compensation and benefits	1,583,361
Commissions	72,690
Occupancy	375,655
Communications and market data	476,666
Professional fees	328,949
Travel and entertainment	59,429
Depreciation	44,612
Other operational expenses	261,702
	3,203,064
Net loss	$ (2,205,256)

The accompanying notes are an integral part of these financial statements.

ARCA CAPITAL INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2014

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, beginning of year	1,000.00	$ 1,000	$ 9,212,246	$ (4,808,725)	$ 4,404,521
Net loss				(2,205,256)	(2,205,256)
Balances, end of year	1,000.00	$ 1,000	$ 9,212,246	$ (7,013,981)	$ 2,199,265

The accompanying notes are an integral part of these financial statements.

ARCA CAPITAL INVESTMENTS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

Cash flows from operating activities	
Net loss	$ (2,205,256)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	44,612
Gain on disposition of property and equipment	310
Changes in operating assets and liabilities:	
Increase in deposits with clearing brokers	(500,021)
Decrease in securities owned	240,892
Decrease in corporate income tax receivable	389,000
Decrease in due from clearing brokers	1,752,379
Decrease in other assets	63,606
Increase in security deposits	(5,000)
Increase in note receivable from employee	*(75,000)*
Increase in accounts payable and accrued expenses	89,205
Net cash used in operating activities	(205,273)
Cash flows from investing activities	
Purchase of property and equipment	(111,539)
Net cash used in investing activities	(111,539)
Net decrease in cash	(316,812)
Cash, beginning of year	413,853
Cash, end of year	$ 97,041

The accompanying notes are an integral part of these financial statements.

ARCA CAPITAL INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of operations

Arca Capital Investments, Inc. (the "Company") was formerly known as IBG Trading, Inc., but changed its name in 2010 to Bianco Financial, Inc. On January 17, 2013, the Company changed its name to Arca Capital Investments, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker, and as such clears all transactions on a fully disclosed basis through clearing firms and does not hold customer funds or customer securities.

2. Summary of significant accounting policies

Basis of Presentation and Revenue Recognition

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Proprietary and customer securities transactions and related revenue and expense are recorded on a trade date basis using the accrual method of accounting. All trading and investment securities, if any, are valued at quoted market price and unrealized gains or losses are included in revenues from firm trading.

Use of Estimates

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Cash balances consist of cash held at two commercial banks.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15(c) 3-1) which requires that the Company maintain a minimum net capital, as defined.

2. Summary of significant accounting policies (continued)

Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from five to ten years. Repairs and maintenance are expensed as incurred while betterments and improvements are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy

In accordance with U.S.GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy (continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 5. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates. The carrying amount of all financial assets and liabilities approximates fair value.

Loss Contingencies

Loss Contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes

For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Financial Instruments with Off-Balance Sheet Risk

The Company, under its correspondent agreements with its clearing brokers, has agreed to indemnify the clearing brokers from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company believes that is unlikely it will have to make a material payment under this indemnity, and accordingly, has not recorded any contingent liability in its financial statements.

3. Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns under U.S. Federal and State jurisdictions. These returns are subject to income tax examinations by major taxing authorities generally for three years after the returns are filed. Therefore the current year and three preceding years remain subject to examination as of December 31, 2014.

As of December 31, 2014, the Company has a Federal net operating loss carry-forward of approximately $3,880,000 and a Florida net operating loss carry-forward of $7,175,000 which will expire in years through 2029.

Temporary differences primarily related to the Company's Federal and State net operating loss carry-forwards give rise to a net deferred tax asset of $ 0, net of a valuation allowance of approximately $1,318,000. This valuation allowance increased by $ 888,000 during the year ended December 31, 2014.

4. Clearing Arrangements

The Company has clearing agreements with clearing brokers to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the clearing brokers. The Company maintains a deposit with its two clearing broker in the amount of approximately $500,000 each which is included in the "Deposits with clearing brokers" line of the statement of financial condition. A termination fee may apply if the Company were to terminate its relationship with the current clearing brokers. No other deposits are required. The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these statements to its primary clearing brokers, which maintain the customers' accounts and clears such transactions.

5. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with U.S. GAAP guidance for fair value measurement. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The Company's financial assets and liabilities measured at fair value on a recurring basis include those securities classified as securities owned on the statement of financial condition.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Collateral Held at Broker	Balance as of December 31, 2014
Assets					
Securities owned, at fair value:					
Options and futures	$ -	$ -	$ -	$ -	$ -
Fixed Income Security	-	375,000	-	-	375,000
Equities	-	-	-	-	-
Mutual Funds	-	-	-	-	-
Foreign Currency	36,340	-	-	-	36,340
	$ 36,340	$ 375,000	$ -	$ -	$ 411,340

6. Property and equipment, net

Property and equipment, net, consisted of the following at December 31, 2014:

Furniture and fixtures	$ 163,989
Office equipment	82,418
	246,407
Less: accumulated depreciation	(72,969)
	$ 173,438

Depreciation expense for the year ended December 31, 2014 was $44,612

7. Net Capital Requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was $1,687,719 which was $1,587,719 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.1022 to 1 as of December 31, 2014.

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k) (2) (ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Commitments

Legal Claims

In the ordinary course of business, incidental to the Company's operations, the Company retains outside counsel to address claims with which the Company is involved. As of December 31, 2014, the Company was not aware of any legal proceedings, which management has determined to be material to its business operations.

10. Lease Commitments

The Company is currently obligated for a lease on premises it is no longer occupying. This lease ends in March 2016. In July, 2013, the Company entered into a new lease for office space which expires in March 2025.

Minimum rentals under both leases are as follows:

Year ended December 31		
2015	$	281,399
2016		223,067
2017		207,813
2018		215,087
2019		222,615
2020 and after		1,303,957
	$	2,453,938

11. Concentration of Credit Risk

The Company maintains its bank accounts at two (2) different financial institutions. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each institution. As of December 31, 2014, the Company did not have any uninsured funds at either institution.

12. Date of Management's Review

The Company has evaluated subsequent events through February 17, 2015, which is the date the financial statements were available to be issued. There have been no subsequent events as of the date the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

ARCA CAPITAL INVESTMENTS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

Net capital	
Total stockholder's equity	$ 2,199,265
Less: non-allowable assets	
Other assets	98,939
Property and equipment, net	173,438
Security deposits	102,587
Non-allowable receivables	75,000
	449,964
Net capital before haircuts	1,749,301
Less:	
Securities haircuts	61,582
Net capital	$ 1,687,719
Aggregate indebtedness	$ 172,536
Computed minimum net capital required (6-2/3% of aggregate indebtedness)	$ 11,502
Minimum net capital required (under SEC Rule 15c3-1)	$ 100,000
Excess net capital	$ 1,587,719
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 1,567,719
Percentage of aggregate indebtedness to net capital	10.22%

There are no significant differences in the computation of adjusted net capital between the amended unaudited broker-dealer focus report and the audited annual report.

See independent auditor's report

ARCA CAPITAL INVESTMENTS, INC.

SCHEDULE II
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession of control requirements. All customer transactions are cleared through other broker-dealers on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker-dealer.

ARCA CAPITAL INVESTMENTS, INC.

SCHEDULE III
SUBORDINATED BORROWINGS

December 31, 2014

As of December 31, 2014 and during the year then ended, the Company did not have any subordinated borrowings.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Arca Capital Investments, Inc.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2014, which were agreed to by Arca Capital Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Arca Capital Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Arca Capital Investments, Inc.'s management is responsible for the Arca Capital Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries, including cash disbursement journals and copies of the checks issued in payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including Company prepared unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other then these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 17, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2249********************MIXED AADC 220
053110 FINRA DEC
ARCA CAPITAL INVESTMENTS INC
WELLS FARGO CENTER
333 AVENUE OF THE AMERICAS STE 2530
MIAMI FL 33131-2179

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,004.12

B. Less payment made with SIPC-6 filed (**exclude interest**) (1081.85)

7-29-14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 922.27

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 922.27

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ARCA Capital Investments LLC
(Name of Corporation, Partnership or other organization)

Perry Carter
(Authorized Signature)

FinOP
(Title)

Dated the 12 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2014** and ending **12/31/2014**

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,067,781.04

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 161,512.31

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 34,650

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

SUBLEASE INCOME ON OFFICE SPACE 69,972.60

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 266,134.91

2d. SIPC Net Operating Revenues $ 801,646.13

2e. General Assessment @ .0025 $ 2,004.12

(to page 1, line 2.A.)

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISION

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISION

We have reviewed management's statements, included in the accompanying exemption report in which Arca Capital Investments, Inc. identified the following provisions of 17 § C.F.R. 15c3-3(k) under which Arca Capital Investments, Inc. claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (ii) and Arca Capital Investments, Inc. stated that Arca Capital Investments, Inc. met the identified exemption provision throughout the most recent fiscal year ended December 31, 2014 without exception. Arca Capital Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America and, accordingly, included inquiries and other required procedures to obtain evidence about Arca Capital Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.

Miami, Florida

February 17, 2015

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

ARCA CAPITAL INVESTMENTS, INC.

Exemption Report pursuant to SEC Rule 17a-5

For the Year Ended December 31, 2014

ARCA

Arca Capital Investments, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of the company's knowledge and belief, the Company states the following:

Arca Capital Investments, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2014, without exception.

We affirm to the best of our knowledge and belief, this Exemption Report is true and correct.

Indra Campbell, Chief Executive Officer

ARCA Capital Investments, Inc.
Wells Fargo Center
333 Avenue of the Americas
Suite 2530
Miami, FL 33131

T 305 416 6300
F 305 675 7789

arcainvest.com